SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. __) 1

                                  Eimo Oyj
                                  ---------
                              (Name of Issuer)

                   Series A ordinary shares, no par value
                       (Title of Class of Securities)

                                 282567  106
                               --------------
                               (Cusip Number)

                          Victor V. Valentine, Jr.
                                1339 Edgemoor
                          Kalamazoo, Michigan 49008
                               (616) 552-9270
                               --------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 15, 2001
                               ---------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

   NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)
                             (Page 1 of 6 pages)




         1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)







   CUSIP No. 282567 106                                Page 2 of 6 Pages



   1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Victor V. Valentine, Jr.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []  (b) []

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        *00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)    [ ]

        CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

   NUMBER OF      7    SOLE VOTING POWER

   SHARES              4,329,297 Shares

   BENEFICIALLY   8    SHARED VOTING POWER
                       -0- Shares

   OWNED BY       9    SOLE DISPOSITIVE POWER

   EACH                4,329,297 Shares

   REPORTING      10   SHARED DISPOSITIVE POWER

   PERSON
                            -0- Shares

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,329,297 Shares

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*   [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)7.5 %

   14   TYPE OF REPORTING PERSON

        *IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!








   ITEM 1.        SECURITY AND ISSUER.

        This statement relates to Series A ordinary shares ("Series A shares") of Eimo Oyj, a Finnish corporation (the "Company"). The principal executive offices of the Company are located at Norokatu, FIN - 15101 Lahti, Finland.

   ITEM 2.        IDENTITY AND BACKGROUND.

        Victor V. Valentine, Jr. (the "Repoting Person" or "Mr.
   Valentine") is filing this statement.

        Mr. Valentine is a former director and the former President of Triple S Plastics, Inc., a Michigan corporation and wholly owned subsidiary of the Company ("Triple S"). Mr. Valentine's address is 1339 Edgemoor, Kalamazoo, Michigan 49008.

        During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The securities owned by Mr. Valentine were acquired through the consummation of the Merger (as defined in item 4 below) of a wholly owned subsidiary of the Company and Triple S.

   ITEM 4.        PURPOSE OF TRANSACTION.

        On August 15, 2001, Triple S completed its previously announced merger with a wholly owned subsidiary the Company. Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 25, 2001 (the "Merger Agreement"), among Triple S, Spartan Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and the Company, Merger Sub merged with and into Triple S and Triple S became a wholly owned subsidiary of the Company (the "Merger"). At the time of the Merger, each outstanding share of Triple common stock, no par value, was converted into 4.5
   Series A shares.   The Series A shares issued in the Merger were
   issued in book entry form and are represented by American Depository
   Receipts.

   ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        The share ownership percentages described in this Schedule 13D are based on 57,300,000 Series A shares being outstanding, as reported in the Company's Form 6-K dated August 16, 2001.

        (a) As a result of the Merger, Mr. Valentine beneficially owns 4,329,297 of Series A shares, constituting approximately 7.5% of the outstanding Series A shares. 4,090,797 of such shares are owned directly by Mr. Valentine and 238,500 of such shares are subject to options owned by Mr. Valentine exercisable within the next 60 days.

             1. As a result of the Merger, the number of Series A shares as to which the Reporting Person has the sole power to vote or direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose of or to direct the disposition of, is 4,329,297.

        (c) There have been no transactions by the Reporting Person in the Series A shares in the past 60 days.

        (d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Series A shares beneficially owned by the Reporting Person.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On August 15, 2001 the Reporting Person, A. Christian Schauer, Daniel B. Canavan, Jalo Paananen, Elmar Paananen, Topi Paananen and Annamari Jukko entered into a Liquidity and Registration Rights Agreement, pursuant to which the Reporting Person, Mr. Schauer and Mr. Valentine were granted certain registration and resale rights in connection with public sales of Series A shares in the United States and abroad.

        To the best knowledge of the Reporting Person, except as described in this Schedule 13D or in the documents referred to herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Company. The foregoing description of the Liquidity and Registration Rights Agreement is qualified in its entirety by reference to the Liquidity and Registration Rights Agreement, a copy of which is filed as an exhibit to and incorporated by reference in this Statement.

   Item 7.   Material to be filed as Exhibits.

        10.1 Liquidity and Registration Rights Agreement, dated as of August 15, 2001, by and among Eimo Oyj, Jalo Paananen, Elmar Paananen, Annamari Jukko, Topi Paananen, Daniel B. Canavan, Albert C. Schauer, and Victor V. Valentine, Jr.

                                 SIGNATURES


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

   Dated:  August 27, 2001




                                      /s/ Victor V. Valentine, Jr.
                                      ----------------------------------
                                      Victor V. Valentine, Jr.

                                EXHIBIT INDEX
                                -------------

   Exhibit
   No.            Description
   -------        -----------

   10.1 Liquidity and Registration Rights Agreement, dated as of August 15, 2001 by and among Eimo Oyj, Jalo
                  Paananen, Elmar Paananen, Annamari Jukko, Topi
                  Paananen, Daniel B. Canavan, Albert C. Schauer, and Victor V. Valentine, Jr.